Exhibit (d)(4)

June 21, 2007

Private and Confidential

Mr. Joseph Mullaney

CFO and Acting CEO

Boston Communications Group, Inc.

55 Middlesex Turnpike

Bedford, Massachusetts 01730

Dear Mr. Mullaney:

As you are aware, on May 1, 2007 we communicated to you the interest of Megasoft Limited (“Megasoft”) in a possible acquisition of Boston Communications Group, Inc. (“BCGI”) with an indicative, non-binding price range of $3.80 to $4.10 per share in cash, subject to our due diligence investigation, satisfactory documentation and similar matters. Based on the foregoing, BCGI and Megasoft entered into an exclusivity agreement in order to permit Megasoft to conduct business, legal, accounting and insurance due diligence with a view towards arriving at a definitive price at which Megasoft would be prepared to go forward.

During the course of our due diligence investigation, a number of matters have come to our attention that we have viewed as impacting our valuation of BCGI, including our assessment of the unexpected announcement on June 1, 2007 of the bankruptcy filing of Amp’d Mobile, a very significant customer under long-term contract to BCGI. Accordingly, we are writing to confirm our proposal to acquire all of the outstanding shares of BCGI in a tender offer transaction for $3.60 per share in cash. We understand that this price proposal, as well as, the reimbursement of expenses for Megasoft as outlined in the draft Agreement and Plan of Merger dated June 18, 2007 and an extension of the exclusivity period are acceptable to your Board of Directors. Accordingly, we have attached a separate letter extending the exclusivity period to July 9, 2007.

This offer is non-binding and is subject to the parties negotiating, executing and delivering a definitive merger agreement and related documentation on terms and conditions satisfactory to the parties. We believe that the required documentation could be completed very promptly. In addition, this letter is private and bound by the confidentiality provisions outlined in our letter dated May 1, 2007.

Should you have any questions regarding our proposal, please contact me or our financial advisor, Derek Mattson at FBR.

Very truly yours,

MEGASOFT LIMITED.

By:	/s/ Mike Powell
Mike Powell
Executive Vice President